# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JELD-WEN Holding, Inc., CIK 0001674335
CUSIP: 47580P103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2645 SILVER CRESCENT DRIVE, CHARLOTTE, North Carolina (NC), 28273
Date of event which requires filing of this statement: 05/29/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000009631-26-000013
Filed by CIK 0000009631

## Reporting persons
- BANK OF NOVA SCOTIA: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 2,934,229; shared voting power 0; sole dispositive power 2,934,229; shared dispositive power 0; aggregate amount beneficially owned 2,934,229 (3.41% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: JELD-WEN Holding, Inc.
Address of issuer's principal executive offices:
2645 SILVER CRESCENT DRIVE, CHARLOTTE, NORTH CAROLINA
28273

## Item 2. Person Filing
Name of person filing: BANK OF NOVA SCOTIA
Address of principal business office or, if none, residence:
40 TEMPERANCE STREET
TORONTO, Ontario, Canada
M5H 0B4
Citizenship: BANK OF NOVA SCOTIA - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A parent holding company, in accordance with 13d-1(b)(1)(ii)(g)

## Item 4. Ownership
Amount beneficially owned: 2,934,229
Percent of class: 3.41
Sole power to vote or to direct the vote: BANK OF NOVA SCOTIA - 2,934,229
Shared power to vote or to direct the vote: BANK OF NOVA SCOTIA - 0
Sole power to dispose or to direct the disposition: BANK OF NOVA SCOTIA - 2,934,229
Shared power to dispose or to direct the disposition: BANK OF NOVA SCOTIA - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to The Bank of Nova Scotia is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BANK OF NOVA SCOTIA: Raj Sachdeva, Vice President, Head of GBM&T Compliance Canada (06/05/2026)